YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three and nine month period ending September 30, 2010

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three and nine month period ending September 30, 2010 which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2009 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of November 10, 2010.

THIRD QUARTER HIGHLIGHTS

  The Jerritt Canyon Mine produced 18,636 ounces from stockpiles and mining operations in the three months ended September 30, 2010, the highest production amount achieved in a quarter since the third quarter of 2008.

  The gross margin from mining operations at the Jerritt Canyon Mine was $1.4 million in the three months ended September 30, 2010, the first cash positive result since 2007. The results were impacted by the loss of approximately 2,700 gold ounces in the production process which the Company is working to recover. Areas of interest have been identified and a thorough investigation is currently underway.

  Small Mine Developers (“SMD”) delivered 14,641 ounces to the mill from the Smith mine during that same period (32,660 for the year), as the mining operations steadily improved in the third quarter and reached the targeted thousand tons per day.

  The Company had a net loss of $17.9 million in the third quarter of 2010 compared to $11.8 million in the third quarter of 2009.

  On August 13, 2010 the Company issued $25.0 million in Senior Secured Note (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising gross proceeds of $25.0 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes.

OVERVIEW

Yukon-Nevada Gold Corp. (“Yukon-Nevada Gold” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)
	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Gold (troy ounces)
Produced	18,636	18,440	9,258	4,590	-	5,180	-	-
Sold	15,547	9,876	9,105	4,590	-	5,180	-	1,921
Gold sales	$19,466	$11,850	$10,158	$5,125	$-	4,788	$-	$2,257
Cost of gold sold	18,043	13,542	13,473	18,545	1,347	6,089	68	3,265
Temporary shutdown costs	-	-	-	462	5,176	2,460	2,452	5,258
Average gold price per ounce	1,252	1,200	1,116	1,117	-	924	-	888

During 2008 the Jerritt Canyon milling operations were shutdown for the majority of the year. On August 8, 2008 the Company shutdown mining operations due to the increasing costs associated with the mining plan and the required infrastructure expenditures remaining to be completed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work on a key component damaged at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company completed the repair work and undertook discussions with the Nevada Division of Environmental Protection (“NDEP”) to obtain permission to restart the facility, while also seeking additional financing to fund the recommencement of operations.

In the first quarter of 2009, the Company submitted new design plans for mercury emission control equipment along with plans to address other environmental concerns brought forward by the NDEP and completed installation of continuous emissions monitoring instrumentation. After receiving approval from the NDEP on March 25, 2009 and restarting the milling operations, the Company shutdown the roasters again on May 30, 2009, as delays in materials required for the construction of the new mercury emission control system resulted in failure to meet the deadline for this equipment to be installed, a condition of the restart approval.

The failure to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the operator, Golden Eagle from the site. The Company subsequently uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. Although the Company continued to believe that some of this loss could be recovered through litigation, a settlement was reached with Golden Eagle in August of 2010 in order to remove any claims against the property to facilitate further financing needed to expand the operations.

The Company subsequently completed the installation of the calomel emission system by July 20, 2009 and also carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to the Chief Operating Officer of the Company and has surpassed the requirements of the NDEP in subsequent stack tests conducted by an independent engineering company. Jerritt Canyon resumed operations on October 20, 2009 after coming to an agreement with the NDEP in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP. The Consent Decree resolved all of the compliance concerns of the NDEP in relation to the Jerritt Canyon mill and surrounding land holdings, as well as related environmental concerns, and gives the Company the right to operate the Jerritt Canyon milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

Commencing in January 2010 the Company has engaged Small Mine Developers to recommence mining operations at the Smith mine under a three year contract, resulting in the delivery of 136,325 tons containing 30,332 ounces from late January to September 30, 2010. The Company began processing the ore in late February 2010, having processed a total of 110,848 tons to date. Production rates continued to improve as further development of the mine was achieved and necessary permitting obtained, reaching the targeted 1,000 tons per day during the third quarter.

In May 2010, the Company shutdown the mill at Jerritt Canyon in order to carry out a significant overhaul of key mill components for compliance with the Consent Decree and as well as performed critical maintenance that had been identified subsequent to restart in 2009. During the shutdown, the Company replaced one quench tank completely, began upgrade work on the roaster control system, drained and relined the thickener tank, and refurbished the north tertiary cone crusher. After restarting operations it was determined that the cone crusher needed to be replaced entirely, with a new crusher being installed and put into operation in late July. This replacement has subsequently resulted in an improvement in the production rates and the Company achieved a steady state of operations during the third quarter. The Company is currently completing upgrade work on the refinery circuit and installing heat tracing throughout the mill to improve the performance of the operations during the winter months and prevent production from being hampered by cold weather.

In the third quarter of 2010 the Company identified discrepancies in production numbers leading into the refinery circuit at the mill, specifically during the month of August. Accurate tracking of production occurs at each step of the milling process, and the Company estimates that a total of 2,700 ounces are currently unaccounted for. All possible steps are being taken to recover the ounces and management has identified areas of interest that are currently being investigated. The loss of these ounces impacted the results of the Company significantly in the third quarter, resulting in a significantly lower gross margin than otherwise would have been realized. Had the Company completed the processing of these ounces and either sold them or held them in inventory at quarter-end, the results would have significantly improved (for example, had these ounces been included in the ending inventory a total of $3.6 million in operating costs would have been allocated to them, improving the gross margin for the third quarter by the same amount).

SMD continued drilling underground definition (production) drill holes using a cubex (RC) drill. The underground definition drilling in the 3rd Quarter was focused in Zones 5 and 9 in the Smith Mine. A total of 287 drill holes were completed for a total footage of 16,605 feet.

For underground exploration drilling, a total of four drill holes totaling 4,745 feet have been completed from underground drill stations at the Smith mine in the third quarter of 2010. Drill Holes SMI-LX-750, SMI-LX-751, and SMI-LX-752 are Resource Expansion (Exploration) drill holes targeted the southeasterly projection of Zone 3 mineralization and are located approximately 100’ southeast of existing Smith Mine underground workings. These three recently completed drill holes are part of a horizontal drill fan with an approximate drill hole spacing of 150 feet from each other. Of particular interest are ore grade intercepts in the initial drill hole number SMI-LX-750 from 537.0 to 552.0 feet totaling 15.0 feet averaging 0.214 opt Au, and from 576.0 to 599.0 feet totaling 23.0 feet averaging 0.324 opt Au.

At the end of August the contract diamond drill was moved to Zone 7 of the Smith Mine. The initial drill hole (SMI-LX-753) of a planned 3-hole “fan” was collared on Sept. 1 and completed on Sept. 24. This drill plan targets Resource Conversion of Zone 5 mineralization (located 1,000-1,200 ft. southwest of Zone 7).

The ongoing 2010 underground exploration program is focusing on the Smith and SSX-Steer underground mine areas and consists of twelve NQ2 diameter drill holes totaling 15,500 feet. This drill program is testing favorable ore controlling structures proximal to the existing underground workings and is intended to expand and convert existing resources outlined in the most recent NI 43-101 report published in 2008. In addition, the goal of the 2010 underground drilling program is to add resources that are not included in the current Smith Mine 4-year Life of Mine plan.

	Exploration (UG) – Diamond Drilling		Resource Conversion (UG) – Diamond Drilling
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft)
Smith Mine	3	3,446	1	1,299

Additional bonding requirements have resulted in delays in the surface exploration program. The Company is currently working on meeting the bonding required and expects the program to commence once this is completed.

Ketza River

In the third quarter of 2010, a total of 25 exploration drill holes totaling 4,217 metres were completed at the Ketza River Project in the third quarter. Assays are pending for all of these drill holes.

	Hoodoo Zone	Fred’s Vein	Gravity Anomaly (Peel Zone)	Penguin Zone	Lower Tailings Site	Total Exploration Drilling
Drill Holes Completed	5	3	1	13	3	25
Total Footage	2,680	1,640	572	6,892	2,005	13,789
Total Meters	831	500	174	2,101	611	4,217

Three fans consisting of three drill holes each were completed at the Hoodoo Zone, testing above, below and to either side of the KR-08-1455 intercept, which cut 9.14 meters of 32.98 g/t Au. All of these Hoodoo Zone drill holes intercepted strong oxide mineralization in the upper portions of the drill holes, and strong sulfide mineralization in the deeper portions of the drill holes.

Three drill holes were completed in the Fred’s Vein target soil anomaly, where gold-in-soil grades range up to 1.44 g/t. The recent drill holes tested rocks with strong clay alteration and jarosite that is present in roadcut exposures over a distance of 200 meters. These drill holes intersected quartz-pyrite veins in strongly chloritized and clay-altered argillite.

A total of 13 drill holes were completed at the Penguin area, testing an area containing massive pyrite-arsenopyrite boulders that are coincident with VLF and soil anomalies. Also, three strong magnetic highs in this area were tested along a newly constructed road. Rock encountered in these drill holes contain: pyrite on fractures and in veinlets which may explain the VLF anomaly; and several zones of massive pyrrhotite and pyrite which likely explain the magnetic anomalies.

One drill hole (KR-10-1554) was completed in Peel Gravity Target, a band of relatively high readings identified on five consecutive gravity lines. Minor pyrite was found, but insufficient in quantity to substantiate the anomaly.

Three drill holes (KR-10-1555, KR-10-1556, and KR-10-1557) were completed in September adjacent to and inside the footprint of the proposed lower tailings site which tested magnetic anomalies determined from the 2010 ground geophysical survey. Several of these drill holes encountered significant intervals of quartz veining with some pyrite and pyrrhotite minerals. The final footprint of the lower tailings dam was still being designed in September in preparation for geotechnical drilling that will be conducted in early November.

In support of the Yukon Environmental and Socio-economic Assessment Act (YESAA) permit application, a total of 1,160.5 meters of geotechnical and hydrogeology drilling was conducted in the third Quarter. The geotechnical drill holes for the pit-wall stability program are summarized in the table below. The results of this drilling will be combined with the geotechnical drilling information gathered in 2008 to help support pit-wall slope recommendations for the mine design.

Geotechnical Diamond (Oriented) Drill Holes

Resource Area	Number of Drill Holes	List of Drill Holes	Total Depth of all Holes (m)
Peel	3	GT-10-01, GT-10-02B*, GT-10-03A	524.56
Penguin	1	GT-10-04B*	76.81
3M	1	GT-10-09A	102.72
Tarn	2	GT-10-05B, GT-10-06B*	144.27
Gully	2	GT-10-07, GT-10-08	312.11
TOTAL	9		1,160.5
* indicates packer testing was completed or attempted as part of the hydrogeology study

One drill hole (HYD-10-01) was drilled south of Tarn Lake as part of the 2010 hydrogeology drill hole program, with a total depth of 72.24 m.

Silver Valley

No exploration work has been carried out on the Silver Valley property in 2010 as the Company focuses on completing necessary permitting work on the Ketza River property. During the remainder of 2010 the Company will submit samples for specific gravity analysis to assist in the resource determination.

Yukon-Shaanxi Mining Company

During 2009, the Company, in conjunction with the joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”) performed geological and geophysical work at the Skukum property owned by Tagish Lake Gold (“Tagish”) (see Related Party Transaction section) as part of the ongoing due diligence for a possible merger. In September, the Amalgamation Agreement was terminated and Yukon-Shaanxi Mining Company (”YSM”), through negotiations with MacQuarie Bank Limited, acquired a credit agreement from MacQuarie Bank with Tagish for total payment of C$1.5 million, secured by the Skukum property. This was funded through an additional equity contribution from NWME of C$1 million and cash from treasury. The Company did not participate in this equity contribution and as a result diluted its economic interest from 50% to 37.5% at December 31, 2009. The Company continues to have the option to purchase further shares in order to regain its 50% interest.

In April 2010, the joint venture received additional contributions of C$2 million, C$1 million of which was on behalf of the Company, and resulted in an increase in its ownership percentage from 37.5% to 41.67% . These funds were used to invest in the shares of Tagish Lake and fund exploration work on the Skukum property. Due to the poor working capital conditions of Tagish Lake and actions taken by its other creditors, it was placed into Companies Creditors’ Arrangement Act (“CCAA”), utilizing the proceeds provided from the investment by YSM. During the CCAA process a takeover bid was received from New Pacific Metals Ltd. (“NUX”) for the shares of Tagish Lake which included full payout of any debts. Although the joint venture provided a competing takeover offer and funds were transferred from NWME to support the offer, insufficient shares were tendered to this competing offer to reach the required level of ownership and the majority of the shares were tendered to an improved offer made subsequently by NUX. Both joint venture partners had set a specific fair market value for the Tagish Lake property and the bid was based on these estimates, so an improved offer was not made. Subsequent to the successful take over by NUX, in October 2010 Tagish Lake completed a plan of arrangement under the CCAA with a loan from NUX and the joint venture has recovered all funds that were loaned to Tagish Lake with applicable interest. The joint venture will pursue other opportunities in the Yukon to explore and develop resources.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Income Statement
Gold Sales	$19,466	$11,850	$10,158	$5,125	$-	$4,788	$-	$2,257
Cost of gold sold	18,043	13,542	13,473	18,545	1,347	6,089	68	3,265
Gross margin - mining operations	1,423	(1,692)	(3,315)	(13,420)	(1,347)	(1,301)	(68)	(1,008)
Loss from mine operations	(598)	(3,780)	(5,323)	(16,308)	(8,776)	(6,030)	(4,733)	(8,182)
Loss before taxes	(17,934)	(4,913)	(51,406)	(18,309)	(11,822)	(7,737)	(5,136)	(14,004)
Net loss	(17,934)	(4,914)	(51,406)	(18,073)	(11,827)	(7,737)	(5,223)	(13,575)
Net loss per share	(0.03)	(0.01)	(0.09)	(0.02)	(0.03)	(0.02)	(0.02)	(68.64)
Weighted average # of shares outstanding (000's)	667,823	652,520	578,796	407,379	355,219	311,964	283,191	197,775
Balance Sheet
Cash and cash equivalents	9,358	459	2,107	185	952	1,931	827	1,106
Total assets	$226,971	$206,939	$195,733	$195,441	$196,567	$197,394	$197,190	$199,636

RESULTS OF OPERATIONS

The Company incurred a loss of $17.9 million during the quarter ended September 30, 2010, compared to a loss of $11.8 million in the quarter ended September 30, 2009. The $6.1 million increase in the loss was due to the cash settlement of forward gold sales contracts which resulted in a loss of $3.1 million, settlement and additional provisioning for lawsuits for $4.8 million, an increase in stock-based compensation of $2.1 million, a $2.8 million increase in interest and financing costs due to issue costs and accretion expense related to the debt issued in the third quarter of 2010, and a loss of $2.2 million on derivatives arising from the variable component of the debt facility. This was offset by a $8.2 million improvement from mining operations as the mill operated for the entire quarter in 2010.

During the nine months ended September 30, 2010, a loss of $74.3 million was incurred compared to $24.8 million in the same period in 2009. The loss from mining operations was $9.7 million, a $9.8 million improvement over 2009 as operations were shut down most of 2009. Despite this improvement, the results were $49.5 million lower than in the nine months ended September 30, 2009 due to an increase in financing charges of $47.7 million of which $43.6 related to the issuance of warrants to induce warrant holders to exercise existing warrants in the first quarter of 2010 and $2.9 million related to debt issue costs and accretion expense related to debt issued in the third quarter of 2010. Also affecting the nine months ended September 30, 2010 was the cash settlement of the deferred revenue liability which resulted in a loss of $3.1 million, a provision for and settlement of lawsuits for $4.8 million, a $2.2 million loss of derivatives and an increase in stock-based compensation of $2.9 million.

Gold sales:

Gold sales were $19.5 million in the third quarter of 2010 on gold sales of 15,547 ounces of gold from Jerritt Canyon at an average price of $1,252 per ounce. The Jerritt Canyon mill was shut down for the entire third quarter of 2009.

Gold sales were $41.5 million in nine months ended September 30, 2010 compared to $4.8 million in the same period of 2009. In the first nine months of 2010, the Company sold 34,528 ounces compared to 5,180 ounces in first nine months of 2009 at an average realized of $1,201 per ounce for the nine months ended September 30, 2010, compared to $924 per ounce in first nine months of 2009. The increase in revenue is due to a 567% increase in ounces produced and sold as the mill operated for only 68 days in the nine months 2009 combined with higher spot prices. As well, during the 68 days of operations in 2009 the mill experienced operational issues with its mill contractor, leading to the termination of their services in June.

Gross margin – mining operations:

During the three months ended September 30, 2010, the Company had a gross margin on gold sales of $1.4 million compared to a negative of $1.3 million in the three months ended September 30, 2009. The positive gross margin in the three months ended September 30, 2010 was the first positive result since 2007. In the three months ended September 30, 2010, the mine produced 18,636 ounces of gold from a combination of Jerritt Canyon ore stockpiles and mining operations.

During September the Company identified discrepancies in production numbers leading into the refinery circuit at the mill, the majority of which occurred in the month of August. The loss of these ounces resulted in a significantly lower gross margin than otherwise would have been realized as the full amount of the costs to process these ounces is reflected in the period without any corresponding revenues. Had the Company completed the processing of these ounces and either sold them or held them in inventory at quarter-end, the results would have significantly improved (for example, had these ounces been included in the ending inventory a total of $3.6 million in operating costs would have been allocated to them, improving the gross margin for the third quarter by the same amount).

Other than as noted above the costs were comparable to the prior quarter, with an increase in mining costs resulting from the increased production from Smith and the higher gold price realized on gold sales, both of which are factors in calculating the payment to SMD each months.

The Company had a negative gross margin on mining operations of $1.3 million for the three months ended September 30, 2009, The operations were shut down on May 30, 2009 so the remaining costs for the period have been recorded as temporary shutdown costs which totaled $5.2 million in the quarter. Costs included in cost of sales during a period of shut down are primarily utilities and net realizable value adjustments on work in progress.

During the nine months ended September 30, 2010 and 2009, the Company had a gross margin on gold sales of $3.6 million and a negative $2.7 million respectively. In 2010 costs increased as SMD recommenced mining at Jerritt Canyon and the mill returned to full operations. During the first six months of 2010 Jerritt Canyon experienced significant operational difficulties as only one of two cone crushers operated and the mill operated within the limits of the Consent Decree while stack testing continued to be performed each month. During the shutdown in May, critical maintenance that had been identified was carried out, resulting in significant improvements to the mill operations. During the third quarter the Company began producing in excess of 8,000 ounces per month and reached a steady state of operations, proving that the average estimated monthly production rate of 12,500 ounces could be achieved and maintained going forward. During the nine months ended September 30, 2009, the operations were shutdown for 207 days resulting in the majority of the costs being recorded as shutdown costs.

Temporary shutdown costs:

Temporary shutdown costs related to mine site costs other than rent and utility costs were $5.2 million and $10.1 million in the three and nine months ended September 30, 2009, respectively as the operations were shutdown for the majority of this time. Other than the scheduled shutdown in May for two weeks (followed by one week to restart the mill and build up the carbon in circuit) Jerritt Canyon operated throughout 2010 and all costs were charged to current production or inventory. Costs incurred during this period are not being classified as a shutdown cost as the Company elected to cease operations in order to complete necessary Consent Decree and maintenance work.

Depreciation, depletion and amortization:

The Company had $1.3 million and $4.0 million in depreciation and amortization for the three and nine month of 2010, respectively, compared with $1.5 million and $4.6 million in 2009. The lower depreciation in 2010 is due to an increase in depreciation in inventory in the periods. Mineral properties were written down in 2008 therefore there is no depletion of mineral properties.

Exploration, general and administrative expenses and stock-based compensation:

The Company incurred $0.2 million of underground exploration activity at Jerritt Canyon mine in the three and nine months ended September 30, 2010, which was expensed in the period. There was no exploration or development work undertaken in 2009. Exploration activity related to non-producing sites is capitalized.

For the three and nine months ended September 30, 2010, the Company incurred general and administrative expenses of $0.9 million and $2.6 million, respectively compared with $0.6 million and $1.9 million in the comparable 2009 period. These are costs incurred at the head office in Canada and the increase is the result of the weakening of the US dollar relative to the Canadian dollar from $0.85 in the first nine months of 2009 to $0.97 in the same period in 2010 as well as increased business development activity as cash resources improve.

Stock-based compensation was $2.8 million and $3.6 million in the three and nine months ended September 30, 2010 compared to $0.7 million in both of the comparable periods in 2009. The charge in 2010 relates to the vesting of stock options that were granted in the second half of 2009 and in the first and third quarter of 2010.

The Company granted 35.9 million options in 2010, primarily to directors and key personnel, compared to 21.6 million in 2009.

Interest and other income (loss):

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Provisions for and settlement of lawsuits (i)	$(4,807)	$-	$(4,807)	$-
Settlement of deferred revenue (ii)	(3,071)	-	(3,071)	-
Loss on derivatives (iii)	(2,249)	-	(2,249)	-
Gain on sale of marketable securities	337	-	337	-
Other	205	(412)	334	(469)
	$(9,585)	$(412)	$(9,456)	$(469)

Interest and other income (loss) was a loss of $9.6 million and $9.5 million for the three and nine months ended September 30, 2010, respectively compared to $0.4 and $0.5 million for the same periods in 2009.

In the third quarter of 2010, the Company settled the dispute between its wholly owned subsidiary, Queenstake Resources Ltd. ("Queenstake") and Golden Eagle International Inc. ("Golden Eagle"), arising out of Queenstake's termination in 2009 of Golden Eagle's arrangement to restart operations at the Jerritt Canyon mine. In full settlement, Queenstake will pay Golden Eagle a total of $3.5 million, and Yukon-Nevada Gold will deliver 2 million shares (valued at $1.0 million) to Golden Eagle in the fourth quarter of 2010. The parties have agreed to terms of settlement and have filed a stipulation to dismiss the case, without any admission of liability by any party. The dismissal includes the dismissal with prejudice of counterclaims and third party complaints filed by Golden Eagle against Queenstake, Yukon-Nevada Gold, and François Marland, who currently serves as a Director of Yukon-Nevada Gold. The parties have agreed to each bear their own attorney fees and costs. Of the $4.5 million settlement, $1.1 million was accrued in prior periods and $3.4 million was recorded in the current period.

Also in the third quarter, the company has accrued additional amounts pertaining to the settlement of the class action initiated by certain employees who were laid off in August 2008. The accrual includes an additional $0.4 million for possible medical costs that were previously unknown and $0.8 million in contingency and legal costs for the plaintiffs. The ultimate amount of the settlement is yet to be determined as the plaintiff has not yet accepted the offer presented.

In 2009, the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold at an average price of $743 per ounce to be delivered at a series of future dates. The advance payment was settled in August 2010 at a price of $1,215 resulting in a loss to the Company of $3.1 million.

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This instrument was revalued at September 30, 2010 and resulted in a loss of $2.2 million due to the rising gold price.

Foreign exchange loss:

There was a foreign exchange loss of $0.8 million and $0.7 million in the three and nine months ended September 30, 2010, respectively compared to a loss of $1.1 million and $1.8 million in the three and nine months ended September 30, 2009, respectively. This was due to the strengthening of the Canadian dollar relative to the US dollar in all periods. The losses arise from increased cost of Canadian denominated monetary liabilities (primarily future income tax and asset retirement obligations) due to the higher value of the Canadian dollar, offset by gains on Canadian denominated monetary assets (primarily restricted cash).

Interest and financing expense:

	Three months ended		Nine months ended
	September 30		September 30
(thousands of US$)	2010	2009	2010	2009

Inducement warrants	$-	$-	$(43,631)	$-
Accretion of debt	(1,698)	-	(1,698)	-
Penalties on deferred revenue	-	(150)	(1,300)	(200)
Financing fees	(1,200)	-	(1,200)	-
Other	(84)	(66)	(190)	(92)
	$(2,982)	$(216)	$(48,019)	$(292)

Interest and financing expense was $3.0 million and $48.0 million for the three and nine months ended September 30, 2010, respectively compared to $0.2 and $0.3 million in the comparable 2009 period.

During the first quarter of 2010, the Company issued 190.7 million inducement warrants for the exercise of 200.9 million warrants. There was a non-cash charge of $43.6 million recorded based on the fair value of the warrants issued.

In August 2010, the Company issued $25.0 million in Senior Secured Note (the "Notes") and 25.0 million common share purchase warrants (the "Warrants"), raising gross proceeds of $25 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The Notes will be repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges, meant to provide a proxy for gold price for repayment purposes) beginning October 1, 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company. Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7m was allocated on initial recognition to the warrants issued. A further $6.8 million was allocated to the gold embedded derivative arising from the indexing of the loan repayments to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. The accretion expense and financing fee recorded in the period was $1.7 million and $1.2 million respectively. Of the $2.9 million of interest and financing costs in the three month ended September 30, 2010, $2.6 million were non-cash transactions.

In 2009 the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold to be delivered at a series of future dates, with penalties totaling $0.2 million per month for each month past the delivery dates. The Company incurred $1.4 million of financing charges related to these penalties in the first nine months of 2010, compared to $0.3 million in the nine months ended September 30, 2009. The charges were higher in 2010 as the delivery dates had been surpassed for the entire period in 2010, and penalties were being incurred each month in 2010. The forward gold sale contracts were settled for cash on August 2010 instead of gold ounces, resulting in a loss on settlement.

LIQUIDITY

In the first three quarters of 2010 cash and cash equivalents increased from approximately $0.2 million to $9.4 million. At September 30, 2010 the Company had a working capital deficiency of $19.8 million, compared to a working capital deficiency of $28.8 million at December 31, 2009, as a result of the following activities:

Operations:

In the first nine months of 2010 the Company recorded a loss of $74.3 million, which, adjusted for non-cash items consisting of fair value charges for inducement warrants issued of $43.6 million, depreciation, depletion and amortization of $4.0 million, accretion related to long-term debt and asset retirement obligation of $3.9 million, stock-based compensation of $3.7, share settled expenses of $2.2 and a loss on derivatives of $2.2 million resulted in cash outflows of $14.3 million before changes in working capital. This is comprised primarily of a mine operating loss of $3.6 million, general and administrative costs of $2.6 million, interest and financing charges paid in cash of $1.7 million, cash settlement and additional provisioning for lawsuits for $3.8 million and a $3.1 million realized loss on the cash settlement of deferred revenue. In the nine months ended September 30, 2009 the Company recorded a loss of $24.8 million, which, adjusted for non-cash items, primarily depreciation, depletion and amortization of $4.6 million, accretion of $2.2 million and unrealized foreign exchange of $1.4 million, resulted in cash outflows of $15.3 million before changes in working capital. This is comprised primarily of temporary shut down costs of $10.1 million, a negative gross margin on operations of $2.7 million and general and administrative costs of $1.9 million.

Changes in non-cash working capital resulted in a $3.2 million cash outflow during the nine months ended September 30, 2010 compared to $10.8 million inflow in the comparable period in 2009. The outflows in 2010 were due to an increase in accounts payables of $13.2 million offset by a $7.6 million increase in inventories, a $4.0 million increase in receivables and the settlement of $4.8 million in deferred revenue. The inflows in 2009 were primarily due to an increase in accounts payable by $4.5 million primarily related to the Jerritt Canyon operations, and the receipt of deferred revenue of $4.8 million.

Investing:

Capital expenditures

	Three months ended		Nine months ended
	September 30		September 30
Property Plant and Equipment (in thousands)	2010	2009	2010	2009
Mill and equipment expenditures - Jerritt Canyon mine	$1,998	$677	$3,079	$1,507
Other	136	21	141	56
	$2,134	$698	$3,220	$1,563

	Three months ended		Nine months ended
	September 30		September 30
Mineral Property (in thousands)	2010	2009	2010	2009
Exploration expenditures - Ketza River project	2,353	1,771	6,084	2,580
Exploration expenditures - Yukon-Shaanxi	4	49	69	127
Other	11	-	189
	$2,368	$1,820	$6,342	$2,707

Less increase in Ketza accounts payable		1,487		1,487
Per cash flow	$2,368	$333	$6,342	$1,220

Expenditures on property, plant and equipment and mineral properties were $2.1 million and $3.2 million in the three and nine months ended September 30, 2010 compared to $0.7 million and $1.6 million in the comparable periods in 2009. The Company completed approximately $0.6 million in Consent Decree work during the quarter, including the installation of seepage wells and tailings pond barge to power the recently installed evaporators. Other major capital projects consisted of the completion of the quench tank replacement, installation of heat tracing at the mill to improve the performance of the facility in the winter, and upgrades to the refinery and roaster controls. Exploration at Ketza River has increased from $2.6 million in the first nine months of 2009 to $6.1 million in the 2010 as the Company develops the identified resources with a greater availability of funds from operations and the flow through shares issued in the second quarter of 2010. Increased cash resources also allowed the Company to resume limited exploration at the Silver Valley project in the Yukon early in the first quarter.

The Company had an increase of $5.1 million in cash restricted for future exploration (part of “Restricted funds” on the balance sheet) as of September 30, 2010. This represents a portion of the remaining required future exploration expenditures remaining to be spent from the flow-through financing in May, 2010 that provided $9.2 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds must be spent by the Company, in accordance with the flow-through share agreement, by December 31, 2011. The amount restricted has decreased by $2.3 million in the third quarter of 2010 due primarily to spending on the Ketza River project.

Financing:

The Company issued $25.0 million in Senior Secured Notes (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising gross proceeds of $25.0 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Queenstake and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in Queenstake and Queenstake US. The Notes will be repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges) beginning October 1, 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee of 4% of the gross proceeds raised is payable in shares of the Company.

Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7 was allocated on initial recognition to the warrants. The 25 million warrants fair value was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, and expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes.

At September 30, 2010, the fair value of the derivative liability was determined to be $9.0 million (2009 - $nil). The Company has included the resulting change in the fair value as an expense to net earnings. Accretion expense for the period ended September 30, 2010 amounted to $1.7 million.

At inception:
Loan proceeds net of transaction costs	24,800
Less value attributable to warrants	(5,759)
Less value attributable to gold embedded derivative	(6,762)
Carrying value of loan at August 13, 2010	12,279

Interest accretion to September 30,2010	1,698
Carrying value of loan at September 30, 2010	13,977

Current debt	2,557
Long term debt	11,420
13,977

In the second quarter of 2010, the Company issued 34.6 million flow-through shares for proceeds of $9.2 million. Under the conditions of the flow through shares, funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (“CEE”) on properties located in Canada. The Company intends to spend these funds on the continued exploration at the Company’s Ketza River Property in the Yukon. The Company incurred cash share issue costs of $0.6 million related to this share issue. In the first quarter of 2010, the Company issued 22.7 million shares for net proceeds of $4.8 million.

In the third quarter of 2009, the Company issued 41.1 million units (consisting of one common share and one warrant) for total proceeds of $3.7 million.

In the second quarter of 2009, the Company issued 12.4 million units (consisting of one common share and one warrant) for total proceeds of $0.6 million.

The Company issued 27.3 million shares for proceeds of $1.2 million in first quarter of 2009. Also in the first quarter of 2009, the Company completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

The Company received $1.8 million and $2.8 million for the three and nine months ended September 30, 2010 related to the exercise of 14.4 million warrants and 28.4 million warrants in the corresponding periods. The Company received $0.4 million and $1.3 million for the three and nine months ended September 30, 2009 related to the exercise of 5.8 million warrants and 19.3 million warrants in the corresponding periods.

The Company received $0.1 million for both the three and nine months ended September 30, 2010 related to the exercise of 0.6 million stock options and 0.8 million stock options in the corresponding periods. There were no stock options exercised in the nine months ended September 30, 2009.

CAPITAL RESOURCES:

The Company had a cash balance of $9.4 million as of September 30, 2010 and a negative working capital balance of $19.8 million. The Company had a $5.0 million cash balance in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet) as of September 30, 2010.

Although current cash flows from operations are improving and are sufficient to maintain operations, management believes that further financing will be required to fund the reopening of the SSX Mine and complete required Consent Decree projects such as the reclamation of various drainage ponds on site and upgrades needed to manage emissions from the ore dryer and refinery. The Company is pursuing other sources of financing, including continuing due diligence on the previously announced $40 million debt facility with BNP Paribas, to fund the growth of the Jerritt Canyon property and bring Ketza River to production.

OUTLOOK

In order to reach the targeted production rate of 150,000 ounces of gold under steady state operations, the Company intends to continue milling available stock piles and ounces produced from the Smith mine, while pursuing opportunities to purchase new stockpiles and reopen the SSX mine. In November, 2010, the Company announced it will accept delivery of approximately 2,000 tons of gold bearing ore per day from Newmont. Ore deliveries started on October 30th, 2010. This is the first milestone toward increased sustainable gold production as the addition of this feed will improve the overall performance of the mill and lower the unit cost of production as well as provide incremental cash flows to the operations. The Company has been steadily passing all of its independent stack tests for mercury and other emissions and has recently passed the 100 tons per hour ore throughput for each roaster circuit. The target is to reach the maximum capacity for the roaster circuit of 6,000 tons per day.

The Company is continuing to pursue additional funding for the re-opening of the SSX-Steer underground mine complex, which is scheduled to contribute up to 1,200 tons per day by end of 2011. Together with stock piled ore already on the property, the Company is targeting a throughput of 4,000 tons per day from the foregoing ore in the near term as it builds other sources to supply feed to the plant. These achievements will ensure the Company continues on its path of a return to profitability and will be able to sustain this into the coming year.

During the remainder of 2010, under the terms of the Consent Decree, the Company will be carrying out an engineering study of the mill in order to provide detailed workings of the facility, completing the installation of a barge facility to support the operation of the already installed evaporators, and commence engineering and design work on systems to reduce emissions from the ore dryer and refinery. The Company is also working to complete design plans and begin the initial stages of work on reclaiming the existing tailings dam and construction of a new tailings storage facility. This investment is not a component of the Consent Decree itself, however the Company believes this investment will extend the life of the mill and bring it in line with current standards. The Company will also be completing the upgrade of the mill control technology and complete the heat tracing project needed to improve the operating effectiveness of the mill during the winter months.

The Company is continuing to pursue additional financing to fund the required development and backfill work to support future mining activities at the SSX/Steer mines and commence production under the existing mine plan. The Company expects to recommence underground mining operations at the SSX/Steer mines in early 2011 to supplement the restarted operations at Smith. The Company's mined ore would be supplemented by a combination of purchased ore and toll milling for other mining companies who either have no mill or have insufficient capacity at their own facilities.

In the third quarter the Company commenced exploration activity again at Jerritt Canyon, with significant progress made in the underground program. Currently the surface exploration program has been delayed by increased bonding requirements arising from the state, however the Company expects to meet those requirements in the fourth quarter and commence the surface exploration program thereafter. The goal of the existing exploration program is to provide continuing production from the existing mines and extend the longevity of Jerritt Canyon by 3 to 4 years, as well as explore new discoveries and revisit previous areas of interest. Future exploration programs within the 119 square mile Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

In the Yukon, the Company will be performing additional geotechnical drilling in the lower tails area as part of the YESSA application process, with a planned submission date for the application of mid-2011. These expenditures will be funded primarily from funds obtained from the current flowthrough share private placement. With the termination of the YS Mining Company bid for Tagish Lake Gold Corp, the Company has also terminated the proposed transfer of the Ketza River property into the joint venture. Additional sources of funding will be pursued to bring Ketza River into production which may include debt or royalty instruments, or possibly future public offerings.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On November 15, 2010, the Company had $8.6 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2010.

SUBSEQUENT EVENTS

There are no subsequent events.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2010, the Company was charged a total of C$0.1 million and C$0.3 million, respectively (2009 – C$0.1 million and C$0.2 million, respectively) in legal fees by a law firm for general corporate services in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2010 is C$0.2 million. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

In the nine months ended September 30, 2010, the Company was charged a total C$0.8 million by a Company owned by a director of the Company, for the management of the Yukon properties. The director ceased being a director of the Company in May 2010.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affect the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed periodically on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming years. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year, or when there are impairment indicators, to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the carrying value of the assets in a reporting unit to the recoverable value based on undiscounted cash flow. If the carrying value exceeds the recoverable amount then the carrying value is compared to the fair value. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets are recognized only to the extent it is more likely than not that the benefit will be realized. Such determination involves estimates with respect to future taxable income and timing of reversal of temporary differences.

Stock-based compensation and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At September 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

International Financial reporting Standards:

In February 2008, the AcSB announced that effective January 1, 2011, International Financial Reporting Standards (“IFRS”), will replace existing Canadian GAAP for publicly listed companies. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the company will be required to prepare both current and comparative financial information using IFRS. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS. The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan is as follows:

  Accounting policies and implementation decisions:
  Identification of differences in Canadian GAAP and IFRS accounting policies;
  Selection of the Corporation’s ongoing IFRS policies;
  Selection of the Corporation’s IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) choices;
  Development of financial statement format; and
  Quantification of effects of change in initial IFRS 1 disclosures and comparative financial information.

The conversion to IFRS is not expected to have a significant effect on the Company’s infrastructure, business and control activities.

The Company has made significant progress on the transition project during Q3 2010 and has substantially completed its technical analysis and quantification of adjustments expected to impact the Company at the date of transition. This is subject to change as the Company works with its external auditors to complete the opening balance sheet audit during Q4 2010. However, key areas where a quantitative impact is anticipated are as follows:

First-time adoption of IFRS: Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions to the Company are as follows:

  Business combinations: The Company will not retrospectively restate any business combinations and IFRS 3 will be applied prospectively from date of transition.
  Fair-value or revaluation as deemed cost: IFRS 1 provides an exemption whereby an asset may be recorded at its fair value at date of transition, or an event-driven valuation. The Company is assessing the impact of these alternatives and will conclude its review during Q4 2010.
  Cumulative translation adjustments: All cumulative translation adjustments will be transferred to retained earnings from Accumulated Other Comprehensive Income upon transition.
  Borrowing costs: Borrowing costs will not be capitalized retrospectively and the company will only capitalize borrowing costs from January 1, 2010 on qualifying assets.
  Asset retirement obligation: IFRS 1 provides relief from full retrospective application of IFRIC 1 for changes in liabilities that occurred before the date of transition to IFRS.

Financial Instruments: The Company’s share purchase warrants issued with C$ exercise prices will be classified as a derivative under IFRS with fair value movements recorded in the income statement.

Income Taxes: although Canadian GAAP and IFRS are largely aligned there are anticipated to be differences relating to the recognition of foreign exchange differences on non-monetary assets and flow-through shares. In addition, all deferred taxes are classified as long term for IFRS reporting purposes.

Joint Ventures: IFRS currently allows either proportionate consolidation or equity accounting for jointly controlled entities. In light of the revised proposals to the joint venture standard anticipated to be released in Q4 2010, The Company intends to adopt the equity accounting method for its joint venture which is currently proportionately consolidated under Canadian GAAP.

Functional Currency: IFRS requires assessment of the functional currency of each group entity and application of IAS 21 to the non-monetary assets/liabilities on a retrospective basis. This is anticipated to affect some of the Canadian entities.

The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS which will have an impact on the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million. The existing forward contracts are recorded as deferred revenue as they require physical delivery of the underlying ounces and do not provide for settlement in cash or offsetting.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore using forward contracts in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property. The Company is currently in the process of completing an updated 43-101 for both the Ketza River and Jerritt Canyon property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 and 2009 to mitigate the impact of these risks.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to companies attempting to obtain financing. As well, the significant reduction in the Company’s market capitalization has made it difficult to obtain substantial funding through equity issues without significant dilution of the existing shareholders. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of November 8, 2010:

Common shares issued and outstanding	690,301,783

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Shareholder warrants	258,291	$0.52	1.3
Stock options	53,082	$0.36	4.1

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three and nine months ended September 30, 2010 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of September 30, 2010, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September 30, 2010.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2009 management discussion and analysis.

1.	Control Environment

A Company’s control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. In 2009 the Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not conduct a comprehensive fraud risk assessment during the year with all of the structural changes to the Board of Directors which occurred during the third quarter of 2009. As well, during the year the Audit Committee Chair and another member of the Audit Committee, the only two independent members with financial reporting expertise, resigned from the board. They were replaced with two new members who lack financial reporting expertise resulting in a material weakness in corporate governance as it relates to financial oversight. These control deficiencies by themselves do not directly result in a material misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature.

2.	Management review

The Company had limited accounting personnel to support the Chief Financial Officer during the annual financial close process. Specifically, the Company did not have personnel other than the Chief Financial Officer with expertise in complex accounting matters to enable effective review in complex accounting area. As a result, material errors were identified and corrected prior to the issuance of the financial statements for the following accounts: inventory, deferred revenue, accrued liabilities and income taxes. This deficiency creates a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

3.	Inventory

The Company’s controls over inventory were not designed effectively. Specifically, the Company was not able to reconcile the stockpile movement during the year based on production records. This is largely a result of not being able to actively monitor production during the period the mill was being operated by Golden Eagle. This resulted in large adjustments to stockpile inventory at year end based on the results of the annual survey.

Remediation Plans

Management is undertaking the following initiatives for 2010:

1.	Control Environment

Management is currently updating the procedures for the Board of Directors and believes a formal fraud risk review program will be implemented during the third quarter of 2010 (delayed due to changes in the board during the second quarter). During the second quarter the Company also brought on three additional independent directors, one of whom qualifies as an independent financial expert.

2.	Resource Constraints

Management is actively evaluating the need for additional accounting resources to support the segregation of duties within the organization. During the second quarter of 2010, one additional resource was identified at the corporate level that will enhance the support for the review procedures in 2010.

3.	Inventory

Management has been effectively tracking stockpile movement since the recommencement of operations in October of 2009 through the use of daily reporting and monthly stockpile surveys and reconciliations.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.